SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-15276

Itaú Unibanco Banco Múltiplo S.A.
N/A
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Attached as Exhibit 100 to Form 6-K are the following materials from the Report on Form 20-F of Itaú Unibanco Banco Múltiplo S.A. (formerly known as Banco Itaú Holding Financeira S.A.) (the “Registrant”) for the year ended December 31, 2007, filed on June 30, 2008, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Cash Flow; and (iv) Consolidated Statements of Changes in Shareholders’ Equity.  The Registrant is filing this report on a voluntary basis.

The financial information contained in the XBRL documents included in this Form 6-K is not the official publicly filed financial statements of Itaú Unibanco Banco Múltiplo S.A.  The purpose of submitting these XBRL-formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on the information in this Form 6-K, including Exhibit 100, in making investment decisions.

In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Banco Múltiplo S.A. (Registrant)

Date: April 6, 2009	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No: 100	Exhibit Description
The following materials from the Report on Form 20-F of Itaú Unibanco Banco Múltiplo S.A. (formerly known as Banco Itaú Holding Financeira S.A.) for the year ended December 31, 2007, filed on June 30, 2008, formatted in XBRL (Extensible Business Reporting Language):  (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Cash Flow; and (iv) Consolidated Statements of Changes in Shareholders’ Equity.